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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WESTERN GAS RESOURCES, INC.
(Name of Issuer)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
958259103
(CUSIP Number)
Charlene A. Ripley
Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
Tel. No.: (832) 636-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	958259103	Page	1	of	9 Pages

1	NAMES OF REPORTING PERSONS: Anadarko Petroleum Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0146568

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,900,602[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,900,602[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,900,602[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
           1 Anadarko expressly disclaims beneficial ownership of any shares of Western common stock covered by the Voting Agreements. Of these shares (i) 13,151,138 shares are subject to voting agreements and irrevocable proxies entered into between Anadarko Petroleum Corporation and certain stockholders of Western Gas Resources, Inc. (discussed in items 3 and 4 below) and (ii) 749,464 shares are issuable upon the exercise of outstanding options that are exercisable within 60 days and held by such stockholders.

Page 2 of 9 Pages
Item 1. Security and Issuer
          This statement relates to the common stock, par value $.10 per share, of Western Gas Resources, Inc., a Delaware corporation (the “Issuer” or “Western”). The Issuer has its principal executive offices at 1099 18th Street, Suite 1200, Denver, Colorado 80202.
Item 2. Identity and Background
          (a) — (c) This statement on Schedule 13D is being filed by Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”). The address of the principal office and business of Anadarko is 1201 Lake Robbins Drive, The Woodlands, Texas 77380. Anadarko is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploring, developing and producing oil and gas in the United States. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Anadarko is set forth on Schedule A hereto and is incorporated by referenced herein.
          (d) — (e) During the last five years, neither Anadarko nor, to the best of its knowledge, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) To Anadarko’s knowledge, other than Charlene A. Ripley who is a citizen of Canada, each of the individuals listed on Schedule A is a citizen of the United States.
Item 3. Source and Amount of Funds
          In connection with the Agreement and Plan of Merger (the “Merger Agreement”) dated June 22, 2006, among Anadarko, APC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Anadarko (“Merger Sub”), and Western, certain executive officers, directors and related persons of Western identified on Schedule B hereto (each a “Stockholder” and collectively, the “Stockholders”), each entered into a separate Voting Agreement (the “Voting Agreement”) with Anadarko, dated June 22, 2006, which is more fully described in Item 4, whereby each Stockholder agreed to vote all of the shares of Western common stock currently beneficially owned by such Stockholder or acquired by such Stockholder after such date (including by means of exercise of stock options) (such now or after acquired shares, the “Shares”) in favor of the merger and related matters. Each Stockholder also granted Anadarko an irrevocable proxy granting Anadarko the right to vote such Shares in favor of such matters (the voting agreements and proxies are collectively referred to herein as the “Voting Agreements”). Anadarko has not paid additional consideration to the Stockholders in exchange for their execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 2.1 and 10.1, respectively, to Anadarko’s Current Report on Form 8-K filed on June 26, 2006 and are incorporated by reference herein.
Item 4. Purpose of the Transaction
          (a) — (b) Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Western, with Western being the surviving corporation and becoming a wholly owned subsidiary of Anadarko (the “Merger”). The consummation of the transaction contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of Western.

Page 3 of 9 Pages
          Pursuant to the terms of the Voting Agreements, each Stockholder has agreed to vote (or cause to be voted) their Shares (a) in favor of the Merger and the adoption by Western of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement; (b) against any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise materially interfere with the Merger and the other transactions contemplated by the Merger Agreement and (c) against any action or agreement that such Stockholder would reasonably expect to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Western under the Merger Agreement. Each Stockholder has also agreed not to Transfer (as defined in the Voting Agreement) such Stockholder’s Shares, grant any proxy with respect to the Shares or deposit the Shares into a voting trust. These transfer restrictions do permit a cashless exercise of options.
          (c) Not applicable.
          (d) Upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of Western (the surviving corporation in the Merger), until their respective successors are duly elected or appointed or qualified.
          (e) Other than as a result of the Merger described in this Item 4, not applicable.
          (f) Not applicable.
          (g) In connection with the Merger Agreement, Western’s Board of Directors approved Amendment No. 1 dated June 22, 2006 (“Amendment No. 1”), to the Rights Agreement dated as of March 22, 2001 (the “Rights Agreement”) between Western and Computershare Trust Company, N.A. (successor-in-interest to Fleet National Bank (f/k/a Bank Boston, N.A.)) (the “Rights Agent”) in order to, among other things, (a) amend the definition of “Acquiring Person” in Section 1(a) of the Rights Agreement to provide that neither Anadarko, Merger Sub nor any of their respective Affiliates or Associates (as defined in the Rights Agreement) shall be deemed to be an Acquiring Person as a result of (i) their acquisition or their right to acquire beneficial ownership of Common Stock (as defined in the Rights Agreement) as a result of the announcement, approval, execution or delivery of the Merger Agreement or the Voting Agreements, the consummation of the Merger or any other transaction contemplated by the Merger Agreement or the Voting Agreements; (b) amend the definition of “Distribution Date” in Section 1(n) of the Rights Agreement to provide that the announcement, approval, execution or delivery of the Merger Agreement or the Voting Agreements, the announcement or consummation of the Merger or the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreements shall not constitute a Distribution Date; (c) amend the definition of “Section 11(a)(ii) Event” in Section 1(hh) of the Rights Agreement to provide that the announcement, approval, execution or delivery of the Merger Agreement or the Voting Agreements, the announcement or consummation of the Merger or the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreements shall not constitute a Section 11(a)(ii) Event; (d) amend the definition of “Section 13 Event” in Section 1(jj) of the Rights Agreement to provide that the announcement, approval, execution or delivery of the Merger Agreement or the Voting Agreements, the announcement or consummation of the Merger or the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreements shall not constitute a Section 13 Event; (e) amend the definition of “Stock Acquisition Date” in Section 1(ll) of the Rights Agreement to provide that the announcement, approval, execution or delivery of the Merger Agreement of the Voting Agreements, the announcement or consummation of the Merger or the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreements shall not constitute a Stock Acquisition Date; (f) amend the definition of “Triggering Event” in Section 1(qq) of the Rights Agreement to provide that the announcement, approval, execution or delivery of the Merger Agreement or the Voting Agreements, the announcement or consummation of the Merger or the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreements shall not constitute a Triggering Event; (g) amend Section 3(a) of the Rights Agreement to provide that the announcement, approval, execution or delivery

Page 4 of 9 Pages
of the Merger Agreement or the Voting Agreements, the announcement or consummation of the Merger or the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreements shall constitute a Distribution Date (as defined in the Rights Agreement); (h) amend Section 11(a)(ii) of the Rights Agreement to provide that the announcement, approval, execution or delivery of the Merger Agreement or the Voting Agreements, the announcement or consummation of the Merger or the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreements shall constitute a Section 11(a)(ii) Event (as defined in the Rights Agreement); (i) amend Section 13 of the Rights Agreement to provide that the announcement, approval, execution or delivery of the Merger Agreement or the Voting Agreements, the announcement or consummation of the Merger or the consummation of the other transactions contemplated by the Merger Agreement or the Voting Agreements shall constitute a Section 13 Event (as defined in the Rights Agreement); (j) add a new Section 35 to the Rights Agreement that provides that the Rights (as defined in the Rights Agreement) will terminate in all respects immediately prior to the effective time of the Merger; and (k) that if the Merger Agreement is terminated for any reason, then the Amendment No. 1 shall be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the execution of Amendment No. 1.
          Additionally, Western’s Board of Directors approved an amendment to Section 5 of Western’s Amended and Restated Bylaws that eliminates the ability of the stockholders of Western to call a special meeting.
          Upon consummation of the Merger, Western’s Certificate of Incorporation and Bylaws shall be amended and restated in their entirety in accordance with the terms of Section 1.4 of the Merger Agreement.
          (h)-(i) Upon consummation of the Merger, Western common stock will cease to be quoted on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
          (j) Not applicable.
          Except as indicated in this statement on Schedule 13D, Anadarko has no specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
          The foregoing summary of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the Form 8-K of Anadarko filed on June 26, 2006 and the exhibits attached thereto, including the Merger Agreement and the form of Voting Agreement.
Item 5. Interest in Securities of the Issuer
          (a) — (b) Prior to June 22, 2006, Anadarko was not the beneficial owner, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of any shares of Western common stock.
          As a result of entering into the Voting Agreement, Anadarko may be deemed to have the power to vote, and to be the beneficial owner of, 13,900,602 shares of common stock, which assumes the exercise of 749,464 options to purchase shares of common stock exercisable within 60 days, representing approximately 18.1% of Western’s outstanding common stock. According to representations made by Western in the Merger Agreement, the number of shares of common stock outstanding as of June 22, 2006 was 76,100,462 (before giving effect to the 749,464 shares of common stock issuable upon exercise of

Page 5 of 9 Pages
options or warrants exercisable within 60 days). The foregoing beneficial ownership calculations are based upon the representations of Western and the Stockholders in the Merger Agreement and Voting Agreements, respectively.
          To Anadarko’s knowledge, no shares of Western common stock are beneficially owned by any of the persons identified in Schedule A.
          Notwithstanding the foregoing, however, Anadarko (i) is not entitled to any rights as a stockholder of Western with respect to the Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreements. Anadarko does not own any Shares. Anadarko hereby disclaims beneficial ownership of any shares of Western common stock (including the Shares), and nothing contained in this statement on Schedule 13D shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D.
          (c) Except as described herein, there have been no transactions in shares of the Western common stock by Anadarko, or, to the best of its knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.
          (d) — (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Other than the matters set forth herein in response to Items 3 and 4 above, Anadarko is not, and, to the best of Anadarko’s knowledge, none of the persons listed in Schedule A hereto are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Western, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger dated June 22, 2006, by and among Anadarko Petroleum Corporation, APC Merger Sub, Inc. and Western Gas Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Anadarko Petroleum Corporation on June 26, 2006).

Exhibit 2	Form of Voting Agreement dated June 22, 2006, among Anadarko Petroleum Corporation and certain stockholders of Western Gas Corporation, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Anadarko Petroleum Corporation on June 26, 2006).

Exhibit 3	Amendment No. 1 to the Rights Agreement dated June 22, 2006, between Western Gas Resources and Computershare Trust Company, N.A. (successor-in-interest to Fleet National Bank (f/k/a Bank Boston, N.A.)), as rights agent (incorporated by reference to Exhibit 4.6 to the Form 8-K filed by Western Gas Resources, Inc. on June 23, 2006).

Exhibit 4	Amended and Restated Bylaws adopted by the Board of Directors of Western Gas Resources, Inc. on June 22, 2006 (incorporated by reference to Exhibit 3.4 to the Form 8-K filed by Western Gas Resources, Inc. on June 23, 2006).

Page 6 of 9 Pages
SCHEDULE A
INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS
OF ANADARKO PETROLEUM CORPORATION
Set forth below is the name, title, business address and citizenship of each director and executive officer of Anadarko:

Name	Title	Business Address
James T. Hackett	Chairman of the Board, President and Chief Executive Officer	1201 Lake Robbins Drive The Woodlands, Texas 77380
Robert P. Daniels	Senior Vice President, Exploration & Production	1201 Lake Robbins Drive The Woodlands, Texas 77380
Karl F. Kurz	Senior Vice President, Marketing General Manager, U.S. Onshore	1201 Lake Robbins Drive The Woodlands, Texas 77380
Mark L. Pease	Senior Vice President, Exploration & Production	1201 Lake Robbins Drive The Woodlands, Texas 77380
Robert K. Reeves	Senior Vice President, Corporate Affairs & Law and Chief Governance Officer	1201 Lake Robbins Drive The Woodlands, Texas 77380
R. A. Walker	Senior Vice President, Finance and Chief Financial Officer	1201 Lake Robbins Drive The Woodlands, Texas 77380
Charlene A. Ripley	Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer	1201 Lake Robbins Drive The Woodlands, Texas 77380
Robert J. Allison, Jr.	Director, Chairman Emeritus	1201 Lake Robbins Drive The Woodlands, Texas 77380
Larry Barcus	Director	1201 Lake Robbins Drive The Woodlands, Texas 77380
James L. Bryan	Director	1201 Lake Robbins Drive The Woodlands, Texas 77380
John R. Butler, Jr.	Director	1201 Lake Robbins Drive The Woodlands, Texas 77380
H. Paulett Eberhart	Director	1201 Lake Robbins Drive The Woodlands, Texas 77380
John R. Gordon	Director	1201 Lake Robbins Drive The Woodlands, Texas 77380
John W. Poduska, Sr.	Director	1201 Lake Robbins Drive The Woodlands, Texas 77380

Page 7 of 9 Pages
SCHEDULE B
STOCKHOLDERS OF WESTERN GAS RESOURCES
     Set forth below are names of the parties to the Voting Agreements:
Directors and Executive Officers

Name	Title
Brion G. Wise	Director
Walter L. Stonehocker	Vice Chairman of the Board
Dean Phillips	Director
Bill M. Sanderson	Director
Peter A. Dea	Chief Executive Officer, President and Director
John F. Chandler	Executive Vice President and Chief Operating Officer
James A. Senty	Chairman of the Board
Others
Mabeth Sanderson
Roswitha Stonehocker
Cedar Assets Trust

Page 8 of 9 Pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2006

ANADARKO PETROLEUM CORPORATION
By:	/s/ Charlene A. Ripley
Charlene A. Ripley
Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer

Page 9 of 9 Pages
EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger dated June 22, 2006, by and among Anadarko Petroleum Corporation, APC Merger Sub, Inc. and Western Gas Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Anadarko Petroleum Corporation on June 26, 2006).

Exhibit 2	Form of Voting Agreement dated June 22, 2006, among Anadarko Petroleum Corporation and certain stockholders of Western Gas Corporation, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Anadarko Petroleum Corporation on June 26, 2006).

Exhibit 3	Amendment No. 1 to the Rights Agreement dated June 22, 2006, between Western Gas Resources and Computershare Trust Company, N.A. (successor-in-interest to Fleet National Bank (f/k/a Bank Boston, N.A.)), as rights agent (incorporated by reference to Exhibit 4.6 to the Form 8-K filed by Western Gas Resources, Inc. on June 23, 2006).

Exhibit 4	Amended and Restated Bylaws adopted by the Board of Directors of Western Gas Resources, Inc. on June 22, 2006 (incorporated by reference to Exhibit 3.4 to the Form 8-K filed by Western Gas Resources, Inc. on June 23, 2006).